EXHIBIT 99.1

Investor and Analyst Contact:	Media Contact:
Paul E. Anderson	Gary Hanson
(651) 458-6494	(602) 286-1777

Alpha IR Group
(651) 769-6700
nti@alpha-ir.com

NORTHERN TIER ANNOUNCES RECEIPT OF BUYOUT PROPOSAL

OF ALL PUBLICLY TRADED UNITS FROM WESTERN REFINING

TEMPE, Ariz. — October 26, 2015 — Northern Tier Energy LP (NYSE: NTI) today announced that the Conflicts Committee of the Board of Directors of NTI’s general partner received a non-binding proposal from Western Refining, Inc. (NYSE: WNR) (“Western”) whereby Western would acquire all of NTI’s outstanding publicly traded common units in exchange for aggregate consideration of $17.50 in cash and 0.2266 of a share of Western common stock.  The proposed consideration represents a 15% premium to the 20-day volume weighted average price (“VWAP”) of NTI’s common unit price as of October 23, 2015, and represents aggregate consideration of $27.62 per NTI unit based on 20-day VWAPs for NTI and Western as of October 23, 2015. Western currently owns approximately 38% of the common units and 100% of the general partnership interest of NTI. According to the proposal, Western intends to fund the cash portion of the offer with a combination of cash-on-hand, capital markets debt or a bank-sponsored bridge loan.

It is anticipated that the Board of Directors of NTI’s general partner will delegate to its Conflicts Committee the authority to consider and respond to the proposal and that the Conflicts Committee will engage its own independent legal and financial advisors in connection with considering the proposal. The Board of Directors of the general partner of NTI caution the unitholders of NTI and others considering trading in the securities of NTI, that the Board of Directors of the general partner of NTI has just received the proposal and no decisions have been made by the Board of Directors or its Conflicts Committee with respect to the response of NTI to the proposal. There can be no assurance that any agreement will be executed, or that any transaction will be approved or consummated.

The proposed transaction is subject to the negotiation and execution of a definitive agreement and approval of mutually acceptable definitive documentation, and approval by the NTI Conflicts Committee, Western’s board of directors and the common unitholders of NTI.  There can be no assurance that any such approvals will be forthcoming, that a definitive agreement will be executed or that any transaction will be consummated.

About Northern Tier

Northern Tier Energy LP (NYSE: NTI) is an independent downstream energy company with refining, retail and logistics operations that serves the PADD II region of the United States. Northern Tier operates a 97,800 barrels per stream day refinery located in St. Paul Park, Minnesota. Northern Tier also operates approximately 165 convenience stores and supports approximately 99 franchised convenience stores, primarily in Minnesota and Wisconsin, under the SuperAmerica trademark, and a bakery and commissary under the SuperMom's brand. Northern Tier is headquartered in Tempe, Arizona.

More information about Northern Tier is available at www.northerntier.com.

Forward-Looking Statements

This press release contains certain "forward-looking statements" which reflect NTI's views and assumptions on the date of this Current Report on Form 8-K regarding future events, results or outcomes. These forward-looking statements include statements about, among other things, the transactions described in Western’s proposal, including the delegation of the proposal to the NTI Conflicts Committee. These statements involve known and unknown risks, uncertainties and other factors, many of which may be beyond NTI's control, including the risk that the proposed transaction is not consummated at all or on the initial terms proposed or any other terms, that may cause actual results to differ materially from any future events, results, performance or achievements expressed or implied by the forward-looking statements. All forward-looking statements speak only as of the date hereof. NTI undertakes no obligation to update or revise publicly any such forward-looking statements. NTI cautions you not to place undue reliance on these forward-looking statements. Please refer to NTI’s filings with the Securities and Exchange Commission (“SEC”) for more detailed information regarding these risks, uncertainties and assumptions.

Important Notice to Investors

This communication does not constitute an offer to sell any securities. Any such offer will be made only by means of a prospectus, and only if and when a definitive agreement has been entered into by Western and NTI, pursuant to a registration statement filed with the SEC.

If NTI agrees to a transaction with Western and executes a definitive agreement, a registration statement of Western, which will include an NTI proxy statement and a Western prospectus, and other materials will be filed with the SEC. IF AND WHEN APPLICABLE, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESTERN, NTI AND THE PROPOSED MERGER. If and when applicable, investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about Western and NTI, without charge, at the SEC’s website at www.sec.gov.